21.        Subsidiaries of the Issuer and names under which the Issuer is doing business.

Name	Jurisdiction of Organization	Assumed Names

Heartland Community Bank	Indiana	Heartland Investment Services

Heartland Statutory Trust (IN)	Connecticut